DLA Piper US LLP 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com Douglas J. Rein doug.rein@dlapiper.com T 858.677.1443 F 858.677.1401

VIA EDGAR AND COURIER	November 8, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Chardan South China Acquisition Corporation
China Energy Technology Limited
Registration Statement on Form S-4
File No. 333-142894 and 333-142894-01

Ladies and Gentleman:

On behalf of Chardan South China Acquisition Corporation (the “Company”), we are transmitting herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Amendment No. 3 to the Company’s Registration Statement on Form S-4 (No. 333-142894) (the “Registration Statement”), together with all exhibits listed therein as being filed with such amendment.

The courtesy packages that are being provided via courier to Ms. Melinda Hooker and Mr. Andrew Schoeffler contain a copy of this letter and two copies of Amendment No. 3 to the Registration Statement (one of which is marked to show changes from Amendment No. 2 to the Registration Statement, as filed with the Commission on October 12, 2007).

We thank the staff of the Commission (the “Staff”) for its prompt review of the Registration Statement and the detailed comments provided in the Staff’s letter dated November 1, 2007 (the “Comment Letter”). We hereby submit the following responses and supplemental information with respect to the Comment Letter. For ease of reference, we have included the text of each of the Staff’s comments followed by the Company’s response. All page references are to pages in Amendment No. 3 to the Registration Statement.

General

1.
We note your response to prior comment 1. It appears that the ratification matter should be voted on by security holders separately. Rule 14a-4(a)(3) requires that you separately break out on the proxy card each matter to be voted on. Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does. See the September 2004 interim supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please revise accordingly. Please also revise the disclosure in the filing to address the matters separately.

Chardan South China Acquisition Corporation
China Energy Technology, Limited
November 8, 2007
Page Two

RESPONSE: The Company has revised the proxy statement/prospectus and proxy card to separate these matters.

2.
Your document should clearly explain the material differences between the rights of security holders of Head Dragon Holdings and CETL. For example, and without limitation, it appears that the holders of Head Dragon Holdings preferred stock have a right to separately approve certain fundamental transactions involving Head Dragon that they will not have if they accept the exchange offer and become holders of CETL’s common stock.

RESPONSE: The Company has added a question and answer to the "Questions and Answers About the Exchange Offer" and has also added a section to "The Exchange Offer" that discuss the differences between the rights of security holders of Head Dragon Preferred and CETL common stock.

3.
We note Head Dragon’s sale of additional common stock to Mr. Jinxiang Lu on May 18, 2007, such that Head Dragon currently has 13 million shares of common stock outstanding. Please confirm to us, if true, that Head Dragon will still receive 13 million shares of CETL common stock in this recapitalization transaction. If our understanding is correct, please revise your presentation of Head Dragon’s historical per share information throughout your filing to reflect this new exchange rate for the recapitalization transaction. In this regard, your previous calculations where Head Dragon’s 200,000 shares of outstanding common stock were revised to reflect the 13 million shares that will be received in the recapitalization are no longer consistent with the guidance in SAB Topic 4C, as the stock exchange will now have a one-to-one exchange rate, and such calculations should he revised to present the recapitalization in a manner similar to a stock split. Additionally, since Head Dragon’s historical earnings per share will no longer change as a result of the recapitalization, we believe that you should disclose earnings per share information in Head Dragon’s audited December 31, 2006 financial statements.

Chardan South China Acquisition Corporation
China Energy Technology, Limited
November 8, 2007
Page Three
RESPONSE: Disclosure of the earnings per share on the December 31, 2006 financial statements has been included on the basis that the 200,000 common shares of Head Dragon Holdings Limited were outstanding for all periods presented.

Cover Page

4.	We note your response to prior comment 6. Please revise the cover page to explain what the representative unit purchase option is, to whom it is being offered and for what consideration.

RESPONSE: The Company has revised the prospectus cover page.

5.
Please clarify whether you are registering the exercise of the warrants that you are issuing. If so, please clarify the number of shares of common stock underlying the warrants versus the number that will be issued to holders of CETL's common stock in the redomestication merger. If not, please tell us supplementally your basis for not registering the exercise of the warrants.

RESPONSE: The registration statement covers the issuance of shares on exercise of the warrants. The Company has revised the prospectus cover page.

6.	Revise the cover page to state the exchange ratios for the units, common shares, warrants and representative unit purchase option in the redomestication merger.

RESPONSE: The Company has revised the prospectus cover page.

Head Dragon Holdings - GaoKe Reorganization and Ownership, page 18

7.
We read in your response to our prior comment 38 that Mr. Jinxiang Lu is and always has been the sole shareholder of Head Dragon Holdings. In light of this statement, please revise your disclosure on page 22 which states that “as a result of a series of transactions among the original shareholders of Head Dragon Holdings during the course of 2006, Mr. Jinxiang Lu became the sole shareholder of the outstanding common stock of Head Dragon Holdings” as this disclosure is not consistent with your response.

RESPONSE: The Company has revised the disclosure on page 22.

Chardan South China Acquisition Corporation
China Energy Technology, Limited
November 8, 2007
Page Four

Management’s Discussion and Analysis - Overview, page 99

8.	We note your discussion of backlog and have the following comments:

•
We read that in 2006 you were awarded a large integrated contract that will not be completed in 2007. Since it appears that you have firm commitment backlog orders that are not expected to he filled within the current fiscal year, please tell us how you determined that you did not need to disclose your estimate for the amount of backlog that will be filled after 2007. Refer to Item 101(C)(l)(viii) of Regulation S-K.

•
The last sentence of your discussion of backlog indicates that you will continue to show the “value of unfinished work as of the end of the period on contracts awarded in the prior period” in your tabular presentation of backlog. However, we note that you removed this line from your backlog table. Please reconcile your backlog table and your narrative analysis.

RESPONSE: Due to the highly unpredictable and potentially harsh weather conditions from November through March in Northern China, where a majority of the Company's projects are located, and based on other factors such as changes in government policies that can create unexpected delays and at times, cancel certain projects (such as the recent ban on new ethanol factories), it is difficult to predict the exact timeframe of when a project will be completed and therefore, it is difficult to estimate what percentage of a project will be filled each year. Therefore, the Company has omitted any estimates of backlog from reported contracts in future periods in amended registration statement. We have added language to clarify the reasons for this omission.

Unaudited Pro Forma Combined Financial Statements, page 117

9.
We note your response to our prior comment 31; however, it is unclear where you have made the requested disclosure. As previously requested, please disclose Head Dragon’s historical cash dividends per share on the pro forma statements of income where you disclose pro forma cash dividends per share.

RESPONSE: The historical cash dividends per share have been added.

10.
We note that your calculation of historical earnings per share for Head Dragon does not use the same methodology at December 31, 2006 and at June 30, 2007. As indicated in our comment earlier in this letter, since the exchange rate for the recapitalization with CETL is now one-to-one, all historical per share information for Head Dragon should be presented using Head Dragon’s historical number of shares outstanding. Please revise.

Chardan South China Acquisition Corporation
China Energy Technology, Limited
November 8, 2007
Page Five

RESPONSE: The Company has revised the historical per share information based on historical number of shares outstanding.

Preference Stock, page 138

11.	Please disclose your response to prior comment 33 in this section.

RESPONSE: The Company has revised the discussion of preference stock.

Head Dragon Holdings Financial Statements for the Year Ended December 31, 2006

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page FII-10

12.
We note your response to our prior comment 37: however, it is unclear where you have made the requested disclosure. As previously requested, please disclose that you have had no material losses on contracts to date as we believe this provides your readers with important insight into this matter.

RESPONSE: Head Dragon has advised us that it has not experienced any material losses on contracts to date. This disclosure has been added to paragraph 2 of the Revenue Recognition policy in Note 2 - Summary of Significant Accounting Policies. The change has been made in both the June 30, 2007 and the December 31, 2006 financial statements.

13.
We note your response to comment 113 from our letter dated June 11, 2007 and your updated disclosures. Please enhance your disclosures regarding your accounting policy for recognizing revenues and expenses associated with work done by your subcontractors to address the following:

•
Please disclose how you ensure that your numbers at the end of each period reflect the correct percentage of completion of work as of period end, since you are not performing any of the physical construction or installation of your power systems.

Chardan South China Acquisition Corporation
China Energy Technology, Limited
November 8, 2007
Page Six

•	Please disclose whether your payments to your subcontractors are contingent upon your receipt of payment from the customer.
•	Please disclose, similar to your response, that you retain 10% of the payments to your subcontractors as a warranty to ensure the work is performed correctly.

RESPONSE:
(a) Head Dragon has advised us that, to ensure that its numbers at the end of each period reflect the correct percentage of completion, a construction progress report is generated each month by the subcontractors based on costs incurred to date and the costs to complete. Expert valuators from the subcontractor and Head Dragon or its subsidiaries (collectively the "Company") evaluate the report and agree on the percentage of completion. The reports are signed by the valuators, the subcontractors and the Company. The Company also includes in its total project cost estimates its internal costs of design. Additional disclosure has been added to paragraph 2 of the Revenue Recognition policy in Note 2 - Summary of Significant Accounting Policies. The change has been made in both the June 30, 2007 and the December 31, 2006 financial statements.

(b) In general, the Company’s payments to its subcontractors are based on the sub-contracting agreement and physical progress of the projects themselves. If the typical 30% prepayment is not received from the customer, the Company will not approve the start of the project by the subcontractor. If during the course of the project the customer stops payment, the Company will accordingly adjust or stop the project schedule and the subcontractors will recover the unpaid balance from the initial deposit paid to the Company. To date, the Company has not had any experience with the afore-said scenarios. Additional disclosure has been added to paragraph 5 of the Revenue Recognition policy in Note 2 - Summary of Significant Accounting Policies. The change has been made in both the June 30, 2007 and the December 31, 2006 financial statements.

(c) Additional disclosure has been added to paragraph 5 of the Revenue Recognition policy in Note 2 - Summary of Significant Accounting Policies. The change has been made in both the June 30, 2007 and the December 31, 2006 financial statements.

14.
We note your response to comment 116 from our letter dated June 11, 2007. Based on your response, it is unclear to us whether the remote monitoring of power- systems that you provide to your customers after the power-system is operational is a separate unit of accounting under EITF 00-21. To clarify this matter, please provide us with a reasonably detailed analysis of whether there is objective and reliable evidence of the fair value, as defined in EITF 00-21, of such monitoring services.

Chardan South China Acquisition Corporation
China Energy Technology, Limited
November 8, 2007
Page Seven

RESPONSE: The remote monitoring of power-systems that the Company provides to its customers after the power-system is operational is not a separate unit of accounting under EITF 00-21. Given its capability of multi-project monitoring, the Company does not account for or charge each customer separately for the remote monitoring of power-systems, which is to ensure early identification of technical issues with the system operation.

Head Dragon Holdings Financial Statements for the Period Ended June 30. 2007

Note 13 - Commitments and Contingencies, page FII-35

15.	We note the $3.7 million of intangible assets on your balance sheet and have the following comments:

•
Based on the description of this asset in Note 13, it appears that this S3.7 million balance represents prepayments for intangible assets that you have not yet acquired. In this regard, it appears from your disclosure that you must pay the remainder of the cost for these intangibles before you will receive these licenses. Please advise and revise to clarify this matter.

•	Please provide the disclosures indicated by paragraphs 44 and 45 of SFAS 142 or tell us why any such disclosures are not necessary.

•	If you believe that any acquired intangible assets will have an indefinite useful life, please explain to us how you determined that such assets met the criteria of paragraph 11 of SFAS 142.

RESPONSE: The Company entered into two license agreements during the period ended June 30, 2007. Payments totaling $3.7 million have been made to June 30, 2007 with the balance of the payments required to be made before the Company receives the licenses as disclosed in parts (iv) and (v) of Note 13 - Commitments and Contingencies. The caption for these intangible assets has been revised to “Deposits on intangible assets” for greater clarity.

Chardan South China Acquisition Corporation
China Energy Technology, Limited
November 8, 2007
Page Eight

The first agreement in Note 13, part (iv) has a term of twenty years from the date of execution. The total license payments will be amortized on a straight line basis over the license term at the rate of $175,000 per year. The note disclosure has been revised.
The second agreement in Note 13, part (v) has an indefinite life unless there is a breach of the contract terms, payments are not made as required, or a voluntary termination by mutual consent of both parties. The license acquisition fees will be tested annually for impairment. When the carrying value is not recoverable from future cash flows and the carrying value exceeds the assets’ fair value, an impairment loss will be recorded for the excess of carrying value over fair value. The training fees and royalties will be recognized as an expense of the period in which they are incurred.

For both license agreements, the licensors have agreed to provide updated technology to the Company on the contracted category of wind turbine products as they are developed. This supports the accounting treatment as changes in technology will not impact the estimate of the useful life of the intangible assets.

Note 16 - Segmented Information, page FII-35

16.
It appears that Head Dragon’s reportable segments changed during the quarter ended June 30, 2007, as you are presenting the “Holding Company”‘ segment for the first time. If this segment would have had any balances in any periods prior to the quarter ended June 30, 2007, please revise your segment footnote in your audited December 31, 2006 financial statements so that segments are presented for all periods on the same basis as they are presented in your most recent financial statements. If your new Holding Company segment would have had zero balances in all prior periods, we will not object if you merely revise your footnote in your interim financial statements to clarify this matter.

RESPONSE: The “Holding Company” segment had no activity prior to April 1, 2007. Disclosure of this fact has been added to the introductory paragraph of Note 16 - Segmented Information to the June 30, 2007 financial statements.

17.	Please tell us how you determined that you did not need to present segment information for the interim period of the prior year. Refer to paragraph 25(d) of SFAS 131.

Chardan South China Acquisition Corporation
China Energy Technology, Limited
November 8, 2007
Page Nine

RESPONSE: The segmented information for the interim period of the prior year was inadvertently omitted from the original financial statements. The required disclosure for the period ended June 30, 2006 has been added to Note 16 - Segmented Information to the June 30, 2007 financial statements.

Note 17 - Subsequent Events, page FH-37

18.
We read in Note 17(ii) that no attempt has been made to value the stock options issued to the promoter in exchange for his services. Please explain to us how this complies with paragraphs 7 and 8 of SFAS 123R and with EITF 96-18. It appears that you should record these options at the fair value of the goods and services received or the fair value of the options issued, whichever is more reliably measurable. Please advise and revise.

RESPONSE: The fair value of the options has been estimated at $0.07 per option or $14,368 at June 30, 2007 based on information available to date using the Black-Scholes option pricing model. The following assumptions were used: a risk-free interest rate of 4.8%, a dividend yield of 0%, a volatility factor of 75%, and an estimated life of 3 years. The options will be revalued at each reporting date until they are granted.

The above disclosure has been added to part (ii) of Note 17 - Subsequent Events in the June 30, 2007 financial statements. The effect on the financial results is to increase other expense by $14,368, to decrease net income by $14,368, to increase additional paid-in capital by $14,368, and to decrease retained earnings by $14,368.

Exhibit 8.l

19.	We reissue prior comment 40 and 41, as you did not file a revised exhibit 8.1 on EDGAR.

RESPONSE: Exhibit 8.1 was inadvertently omitted from the previous filing. It is included in this filing. We apologize for the oversight.

Chardan South China Acquisition Corporation
China Energy Technology, Limited
November 8, 2007
Page Ten

We believe that this response addresses the comments raised by the Staff. If you have any questions or comments regarding this filing, please do not hesitate to contact me at (858) 677-1443.

Very truly yours,

DLA PIPER US LLP

Douglas J. Rein